USDC SDNY
DOCUMENT
ELECTRONICALLY FILED
DOC#:
DATE FILED: 12/10/19

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

SECURITIES AND EXCHANGE COMMISSION,

Plaintiff,

v.

ANATOLY HURGIN, ALEXANDER AUROVSKY, ABILITY COMPUTER & SOFTWARE INDUSTRIES LTD, AND ABILITY INC.,

Defendants.

C.A. No. 1:19-CV-05705

JUDGMENT AS TO DEFENDANT ABILITY INC.

The Securities and Exchange Commission having filed a Complaint and Defendant Ability Inc. ("Defendant" or "Ability") having entered a general appearance; consented to the Court's jurisdiction over Defendant and the subject matter of this action; consented to entry of this Judgment without admitting or denying the allegations of the Complaint (except as to jurisdiction and except as otherwise provided herein in paragraph VII); waived findings of fact and conclusions of law; and waived any right to appeal from this Judgment:

I.

IT IS HEREBY ORDERED, ADJUDGED, AND DECREED that Defendant is permanently restrained and enjoined from violating, directly or indirectly, Section 10(b) of the Securities Exchange Act of 1934 (the "Exchange Act") [15 U.S.C. § 78j(b)] and Rule 10b-5 promulgated thereunder [17 C.F.R. § 240.10b-5], by using any means or instrumentality of

interstate commerce, or of the mails, or of any facility of any national securities exchange, in connection with the purchase or sale of any security:

(a) to employ any device, scheme, or artifice to defraud;

(b) to make any untrue statement of a material fact or to omit to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading; or

(c) to engage in any act, practice, or course of business which operates or would operate as a fraud or deceit upon any person.

IT IS FURTHER ORDERED, ADJUDGED, AND DECREED that, as provided in Federal Rule of Civil Procedure 65(d)(2), the foregoing paragraph also binds the following who receive actual notice of this Judgment by personal service or otherwise: (a) Defendant's directors, officers, agents, servants, employees, and attorneys; and (b) other persons in active concert or participation with Defendant or with anyone described in (a).

II.

IT IS HEREBY FURTHER ORDERED, ADJUDGED, AND DECREED that Defendant is permanently restrained and enjoined from violating Section 17(a) of the Securities Act of 1933 (the "Securities Act") [15 U.S.C. § 77q(a)] in the offer or sale of any security by the use of any means or instruments of transportation or communication in interstate commerce or by use of the mails, directly or indirectly:

(a) to employ any device, scheme, or artifice to defraud;

(b) to obtain money or property by means of any untrue statement of a material fact or any omission of a material fact necessary in order to make the statements

made, in light of the circumstances under which they were made, not misleading; or

(c) to engage in any transaction, practice, or course of business which operates or would operate as a fraud or deceit upon the purchaser.

IT IS FURTHER ORDERED, ADJUDGED, AND DECREED that, as provided in Federal Rule of Civil Procedure 65(d)(2), the foregoing paragraph also binds the following who receive actual notice of this Judgment by personal service or otherwise: (a) Defendant's directors, officers, agents, servants, employees, and attorneys; and (b) other persons in active concert or participation with Defendant or with anyone described in (a).

III.

IT IS HEREBY FURTHER ORDERED, ADJUDGED, AND DECREED that Defendant is permanently restrained and enjoined from violating Section 14(a) of the Exchange Act [15 U.S.C. § 78n(a)] and Rule 14a-9 [17 C.F.R. § 240.14a-9] promulgated thereunder, by the use of any means or instruments of transportation or communication in interstate commerce or of any facility of a national securities exchange or otherwise, to solicit or to permit the use of their names to solicit any proxy or consent or authorization in respect to any security (other than an exempted security) registered pursuant to the Exchange Act, by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statement therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

IT IS FURTHER ORDERED, ADJUDGED, AND DECREED that, as provided in Federal Rule of Civil Procedure 65(d)(2), the foregoing paragraph also binds the following who receive actual notice of this Judgment by personal service or otherwise: (a) Defendant's directors, officers, agents, servants, employees, and attorneys; and (b) other persons in active concert or participation with Defendant or with anyone described in (a).

IV.

IT IS HEREBY FURTHER ORDERED, ADJUDGED, AND DECREED that, with respect to the Put Option Escrow Agreement (as defined in the Consent), to which Ability, Anatory Hurgin ("Hurgin") and Alexander Aurovsky ("Aurovsky") are parties, pursuant to which $11,850,000.00 in cash was deposited into an escrow account at The Bank of Leumi Le-Israel Trust Company, Ltd. (the "Escrow Agent"), neither Ability, nor any of its directors, officers, agents, servants, employees, or attorneys, or those persons in active concert or participation with any of them, shall: (a) accept delivery of a put option, or otherwise purchase all or a portion of the put options, held by Hurgin and/or Aurovsky pursuant to the Put Option Escrow Agreement; or (b) instruct the Escrow Agent to release the cash set forth in the Put Option Escrow Agreement and held by the Escrow Agent for an exercise of a put option by either Hurgin or Aurovsky pending the final resolution of this action. Within 72 hours of receipt by Ability's counsel of a written demand (which may be in the form of an e-mail) from counsel for the SEC for proof of funds, Ability shall authorize and instruct its officers and its counsel to provide to the SEC a copy of a bank statement from the financial institution where the escrowed funds are deposited, demonstrating at the time of such demand, the funds escrowed pursuant to the Put Option Escrow Agreement, remain deposited at that financial institution. The 72 hours shall exclude any national public holidays recognized in either Israel or in the United States.

V.

IT IS HEREBY FURTHER ORDERED, ADJUDGED, AND DECREED that Defendant shall pay disgorgement of ill-gotten gains, prejudgment interest thereon, and a civil penalty pursuant to Section 20(d) of the Securities Act [15 U.S.C. § 77t(d)] and Section 21(d)(3) of the Exchange Act [15 U.S.C. § 78u(d)(3)]. The Court shall determine the amounts of the disgorgement and civil penalty upon motion of the Commission. Prejudgment interest shall be calculated from December 23, 2015, based on the rate of interest used by the Internal Revenue Service for the underpayment of federal income tax as set forth in 26 U.S.C. § 6621(a)(2). In connection with the Commission's motion for disgorgement and/or civil penalties, and at any hearing held on such a motion: (a) Defendant will be precluded from arguing that it did not violate the federal securities laws as alleged in the Complaint; (b) Defendant may not challenge the validity of the Consent or this Judgment; (c) solely for the purposes of such motion, the allegations of the Complaint shall be accepted as and deemed true by the Court; and (d) the Court may determine the issues raised in the motion on the basis of affidavits, declarations, excerpts of sworn deposition or investigative testimony, and documentary evidence, without regard to the standards for summary judgment contained in Rule 56(c) of the Federal Rules of Civil Procedure. In connection with the Commission's motion for disgorgement and/or civil penalties, the parties may take discovery, including discovery from appropriate non-parties.

VI.

IT IS FURTHER ORDERED, ADJUDGED, AND DECREED that the Consent is incorporated herein with the same force and effect as if fully set forth herein.

VII.

IT IS FURTHER ORDERED, ADJUDGED, AND DECREED that, solely for purposes of exceptions to discharge set forth in Section 523 of the Bankruptcy Code, 11 U.S.C. §523, the allegations in the complaint are true and admitted by Defendant, and further, any debt for disgorgement, prejudgment interest, civil penalty or other amounts due by Defendant under this Judgment or any other judgment, order, consent order, decree or settlement agreement entered in connection with this proceeding, is a debt for the violation by Defendant of the federal securities laws or any regulation or order issued under such laws, as set forth in Section 523(a)(19) of the Bankruptcy Code, 11 U.S.C. §523(a)(19).

VIII.

IT IS FURTHER ORDERED, ADJUDGED, AND DECREED that this Court shall retain jurisdiction of this matter for the purposes of enforcing the terms of this Judgment.

IX.

There being no just reason for delay, pursuant to Rule 54(b) of the Federal Rules of Civil Procedure, the Clerk is ordered to enter this Judgment forthwith and without further notice.

Dated: December 10, 2019

Andrew L Carter Jr

UNITED STATES DISTRICT JUDGE